SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

ImproveNet, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
June 23, 2004

(Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|     Rule 13d-1(b)
|X|     Rule 13d-1(c)
|_|     Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45321E10		Page 2 of 7 Pages
13G
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joel A. Stead

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY	5.	SOLE VOTING POWER 3,923,666
OWNED BY EACH REPORTING PERSON WITH	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 3,923,666
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,923,666

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%

12.	TYPE OF REPORTING PERSON IN

CUSIP No. 45321E10		Page 3 of 7 Pages
13G

Item 1.

(a)	Name of Issuer. ImproveNet, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices. 10799 North 90th Street, Suite 200 Scottsdale, Arizona 85260

Item 2.

(a)	Names of Persons Filing. Joel A. Stead

(b)	Address of Principal Business Office or, if None, Residence.

c/o Morgan Stanley 2500 Lake Cook Road, Suite 100 South Riverwoods, IL 60015

(c)	Citizenship. United States

(d)	Title of Class of Securities. Common Stock, $.01 par value (the “Common Stock”)

(e)	CUSIP Number. 45321E10

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	|_|	Broker or dealer registered under Section 15 of the Act,
(b)	|_|	Bank as defined in Section 3(a)(6) of the Act,
(c)	|_|	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	|_|	Investment Company registered under Section 8 of the Investment Company Act,
(e)	|_|	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	|_|	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	|_|	Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(ii)(G),

CUSIP No. 45321E10		Page 4 of 7 Pages
13G

(h)	|_|	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	|_|	Church Plan that is excluded from the definition of an investment company under
Section 3(C)(14) of the Investment Company Act,
(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned. 3,923,666

(b)	Percent of Class 7.3%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote.

3,923,666

(ii)	Shared power to vote or direct the vote.

-0-

(iii)	Sole power to dispose or direct the disposition of.

3,923,666

(iv)	Shared power to dispose or direct the disposition of.

-0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or control person.

Not applicable

CUSIP No. 45321E10		Page 5 of 7 Pages
13G
Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45321E10		Page 6 of 7 Pages
13G

SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2004	/s/ * _______________________________________ Name: Joel A. Stead

*By:/s/ Timothy R. Lavender ________________________________________ Timothy R. Lavender, as Attorney-in-Fact

This Schedule 13G was executed by Timothy R. Lavender pursuant to Powers of Attorney attached hereto as Exhibit 1 and incorporated herein by reference.

CUSIP No. 45321E10		Page 7 of 7 Pages
13G

EXHIBIT 1

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby appoints each of Timothy R. Lavender to be the undersigned’s true and lawful agent, proxy and attorney-in-fact, with full power of substitution and re-substitution (the “attorneys-in-fact”), to execute any and all ownership statements, applications, notices and other documents, and any and all supplements and amendments thereto, to be filed with the Securities and Exchange Commission, or any other securities law administrator or any stock exchange or market to register, qualify or list securities issued, sold or delivered, or issuable, saleable or deliverable in accordance with laws, rules and regulations and hereby grants to each of Timothy R. Lavender and each of his substitutes the full power and authority to perform all acts necessary or appropriate in connection therewith.

        This Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorneys-in-fact named herein and shall not be affected by the subsequent death, disability or incompetence of the undersigned.

        This Power of Attorney shall remain in effect as long as the undersigned is a shareholder of ImproveNet, Inc. unless voluntarily revoked. This Power of Attorney may be voluntarily revoked only by written notice to such attorneys-in-fact, delivered by registered mail or certified mail, return receipt requested. All persons dealing with any of the attorneys-in-fact named herein may assume that this Power of Attorney has not been revoked and may be relied upon unless they have actual knowledge of its voluntary revocation.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 24th day of August, 2004.

/s/ Joel A. Stead _______________________________________________ Print Name: Joel A. Stead _______________________________________